

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2023

Jesse A. Lynn, Esq.
General counsel
Icahn Enterprises L.P.
16690 Collins Ave., PH-1
Sunny Isles Beach, FL 33160

> **Re: Illumina, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Icahn Partners LP, Carl C. Icahn et. al**
> **Filed April 11, 2023**
> **File No. 001-35406**

Dear Jesse A. Lynn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 11, 2023

General

1. Refer to the following statements found in the soliciting materials filed on April 3, 5 and 11, 2023 pursuant to Exchange Act Rule 14a-12. Please provide support for such statements or refrain from making such statements in the future:

   - "While it is true that 7 of the 9 current board members of Illumina were handpicked by Mr. deSouza…"
   - deSouza "has handpicked members of his board"
   - "CEO Francis DeSouza Replaced All But One Board Member"

   It is our understanding that two current Illumina directors were appointed to Illumina's board of directors prior to Mr. deSouza's appointment as CEO. Further, disclosure in the "Background to the Solicitation," "How We Are Selected and Evaluated" and "Who We

Are – Information About the Board" sections of Illumina's amended preliminary proxy statement filed on April 7, 2023 that describes Illumina's approach to evaluating and securing the appointment of new directors to its board appears to directly contradict the above statements.

2.  Refer to the following statements found in the "Case for Change" presentation filed on April 11, 2023 pursuant to Exchange Act Rule 14a-12.  Please provide support for such statements or provide corrective disclosure:

- Various statements referring to the purchase price of GRAIL as $8 billion on some pages of the presentation and $10 billion on others
- "Under CEO Francis deSouza, ILMN's core business has also deteriorated due to a talent exodus…"

3.  Refer to the following statements found in the preliminary proxy statement.  Please provide support for the following statements or provide corrective disclosure:

- "The Insurance Agreement – which appears to have been signed either immediately prior to the closing of the GRAIL transaction or *perhaps after the fact and backdated* (we don't know and the Company won't say)…"
- "The Company did not just increase its D&O coverage – it provided yet another contract providing coverage to its directors immediately prior to when its directors were making decisions about the GRAIL transaction (*or perhaps the Insurance Agreement was executed after the fact and backdated* – it is impossible to tell and the Company has thus far dubiously refused to provide any explanation)."
- Various statements throughout the proxy statement that Illumina's management has "incinerated," "destroyed," etc. $50 billion in shareholder value
- "Mr. Icahn and the other Participants do not understand why the Company is blinded by their obsession and will do anything in their pursuit of GRAIL…"
- "Mr. Icahn firmly believes that these interviews were merely perfunctory and that the Company did not consider the actual qualifications, skills and contributions that could be made by each of the Icahn Nominees to the Company's Board"
- Statement that the Participants are opposing nominee "Robert S. Epstein, as he is the Chairman of the Company's Governance Committee, and we believe that the Company has a terrible track record with respect to corporate governance matters…"

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc:     Corby J. Baumann